Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the second quarter of 2014 and six months ended June 30, 2014, has been derived from TOTAL’s unaudited consolidated financial statements for the second quarter of 2014 and six months ended June 30, 2014.

TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the Euro to the US Dollar, effective January 1, 2014. Comparative 2013 information has been restated (see note 11 to the Group’s unaudited consolidated financial statements included in Exhibit 99.1 to TOTAL’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on May 2, 2014 (the “Q1 2014 6-K”), including the interpretation of IFRIC 21 “Levies” applied retrospectively (see notes 1 and 11 to the Q1 2014 6-K)). Unless otherwise noted, currency amounts are expressed in U.S. dollars (“dollars” or “$”) or euros (“euros” or “€”).

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this exhibit and with the information, including the audited financial statements and related notes, for the year ended December 31, 2013, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 27, 2014.

•             KEY FIGURES AND CONSOLIDATED ACCOUNTS OF TOTAL*

2Q14	1Q14	2Q13	2Q14 vs 2Q13	in millions of dollars except earnings per share and number of shares	1H14	1H13	1H14 vs 1H13
62,561	60,687	61,345	+2%	Sales	123,248	124,906	-1%
				Adjusted net operating income from business segments
3,051	3,092	3,041	—	• Upstream	6,143	6,298	-2%
401	346	518	-23%	• Refining & Chemicals	747	955	-22%
372	261	446	-17%	• Marketing & Services	633	778	-19%
1.36	1.46	1.48	-8%	Fully-diluted earnings per share (dollars)	2.82	2.34	+21%
2,281	2,277	2,274	—	Fully-diluted weighted-average shares (millions)	2,279	2,272	—
3,104	3,335	3,364	-8%	Net income (Group share)	6,439	5,312	+21%
8,723	5,865	7,459	+17%	Investments**	14,588	15,363	-5%
631	1,840	1,750	-64%	Divestments	2,471	2,563	-4%
7,966	4,025	5,716	+39%	Net investments***	11,991	12,336	-3%
5,277	5,338	4,838	+9%	Cash flow from operations	10,615	9,751	+9%

*                   Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

**              Including acquisitions.

***         Net investments = investments including acquisitions and changes in non-current loans - asset sales - other transactions with non-controlling interests.

•         SECOND QUARTER 2014 RESULTS

➢             Sales

In the second quarter 2014, the Brent price averaged $109.7/b, an increase of 7% compared to the second quarter 2013 and 1% compared to the first quarter 2014. The Group’s European refining margin indicator (“ERMI”) averaged $10.9/t compared to $24.1/t in the second quarter 2013 and $6.6/t in the first quarter 2014.

In this context, sales were $62,561 million in the second quarter 2014, an increase of 2% compared to $61,345 million in the second quarter 2013.

➢             Net income

Net income (Group share) in the second quarter 2014 decreased by 8% to $3,104 million from $3,364 million in the second quarter 2014, mainly due to the impacts of the inventory valuation effect and special items (as described below). The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) of $80 million in the second quarter 2014 compared to a negative impact of $525 million in the second quarter 2013. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of $29 million in the second quarter 2014 compared to a negative impact of $31 million in the second quarter 2013. Special items had a negative impact on net income (Group share) of $98 million in the second quarter 2014 compared to a positive impact of $339 million in the second quarter 2013.

On June 30, 2014, there were 2,284 million fully-diluted shares compared to 2,277 million shares on June 30, 2013.

Fully-diluted earnings per share, based on 2,281 million fully-diluted weighted-average shares, was $1.36 in the second quarter 2014 compared to $1.48 in the second quarter 2013, a decrease of 8%.

➢             Investments — divestments(1)

Investments in the second quarter 2014, excluding acquisitions of $1,100 million and including changes in non-current loans of $645 million, were $7.2 billion compared to $6.4 billion in the second quarter 2013, an increase of 12%.

Acquisitions in the second quarter 2014 were $1,100 million, essentially comprised of the acquisition of an interest in the Elk and Antelope discoveries in Papua New Guinea, the acquisition of additional Novatek(2) shares and the carry on the Utica gas and condensate field in the United States. Acquisitions in the second quarter 2013 were $653 million.

Asset sales in the second quarter 2014 were $201 million. Asset sales in the second quarter 2013 were $1,393 million.

Net investments in the second quarter 2014 were $8.0 billion compared to $5.7 billion in the second quarter 2013.

The sale of Usan was not completed with Sinopec. The Group is actively pursuing the sale process for this asset.

➢             Cash flow

Cash flow from operations was $5,277 million in the second quarter 2014, an increase of 9% compared to $4,838 million in the second quarter 2013.

The Group’s net cash flow(3) in the second quarter 2014 was negative $2,689 million compared to negative $878 million in the second quarter 2013, reflecting essentially an increase in net investments between the two periods.

The net-debt-to-equity ratio was 27.1% on June 30, 2014, compared to 23.5% on March 31, 2014, and 27.6% on June 30, 2013(4).

•         FIRST HALF 2014 RESULTS

➢             Sales

In the first half 2014, the price of Brent averaged $108.9/b compared to $107.5/b in the first half 2013. The ERMI was $8.7/t compared to $25.5/t in the first half 2013.

In this context, sales were $123,248 million in the first half 2014, a decrease of 1% compared to $124,906 million in the first half 2013.

➢             Net income

Net income (Group share) in the first half 2014 increased by 21% to $6,439 million from $5,312 million in the first half 2013, mainly due to the impacts of the inventory valuation effect and special items (as described below). The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of $57 million in the first half 2014 compared to a negative impact of $593 million in the first half 2013. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) of $8 million in the first half 2014 compared to a negative impact of $30 million in the first half 2013. Special items had a positive impact on net income (Group share) of $26 million in the first half 2014, including mainly the gain on the sale (partial IPO) of an interest in Gaztransport & Technigaz (GTT) partially offset by the impairment of the Shtokman project in Russia, compared to a negative impact of $1,344 million in the first half 2013, mainly due to a loss on the sale of the Group’s interest in the Voyageur upgrader project in Canada, which was partially offset by a gain on the sale of an Upstream asset in Italy.

Effective January 1, 2014, due to its fiscal situation in France, the Group is no longer recognizing the benefit of tax credits related to net operating losses in France.

(1)                                     Detail shown on page 11 of this exhibit.

(2)                                     The Group’s interest in Novatek was 18.0% at June 30, 2014.

(3)                                     Net cash flow = cash flow from operations - net investments (including other transactions with non-controlling interests).

(4)                                     Detail shown on page 11 of this exhibit.

On June 30, 2014, there were 2,284 million fully-diluted shares compared to 2,277 million shares on June 30, 2013.

Fully-diluted earnings per share, based on 2,279 million fully-diluted weighted-average shares, was $2.82 in the first half 2014 compared to $2.34 in the first half 2013, an increase of 21%.

➢             Investments — divestments

Investments in the first half 2014, excluding acquisitions of $1,399 million and including changes in non-current loans of $542 million, were $12.4 billion compared to $12.9 billion in the first half 2013, a decrease of 4%.

Acquisitions in the first half 2014 were $1,399 million, essentially comprised of the acquisition of an interest in the Elk and Antelope discoveries in Papua New Guinea, the acquisition of additional Novatek(1) shares and the carry on the Utica gas and condensate field in the United States. Acquisitions in the first half 2013 were $1,883 million.

Asset sales in the first half 2014 were $1,677 million, essentially comprised of the sale of block 15/06 in Angola and the sale (partial IPO) of an interest in Gaztransport & Technigaz (GTT). Asset sales in the first half 2013 were $1,947 million.

Net investments in the first half 2014 were $12.0 billion compared to $12.3 billion in the first half 2013.

The sale of Usan was not completed with Sinopec. The Group is actively pursuing the sale process for this asset.

➢             Cash flow

Cash flow from operations was $10,615 million in the first half 2014, an increase of 9% compared to $9,751 million in the first half 2013.

The Group’s net cash flow in the first half 2014 was negative $1,376 million compared to negative $2,585 million in the first half 2013, reflecting essentially a decrease in investments and an increase in cash flow between the two periods.

The net-debt-to-equity ratio was 27.1% on June 30, 2014, compared to 27.6% on June 30, 2013(2).

•            ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

(1)                   The Group’s interest in Novatek was 18.0% at June 30, 2014.

(2)                                     Detail shown on page 11 of this exhibit.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 22-28 and 30-32 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

➢             Upstream segment

•            Environment — liquids and gas price realizations*

2Q14	1Q14	2Q13	2Q14 vs 2Q13		1H14	1H13	1H14 vs 1H13
109.7	108.2	102.4	+7%	Brent ($/b)	108.9	107.5	+1%
103.0	102.1	96.6	+7%	Average liquids price ($/b)	102.5	101.7	+1%
6.52	7.06	6.62	-2%	Average gas price ($/Mbtu)	6.80	6.97	-2%
73.1	73.4	69.8	+5%	Average hydrocarbons price ($/boe)	73.2	73.6	-1%

*              Consolidated subsidiaries, excluding fixed margins.

•            Production

2Q14	1Q14	2Q13	2Q14 vs 2Q13	hydrocarbon production	1H14	1H13	1H14 vs 1H13
2,054	2,179	2,290	-10%	Combined production (kboe/d)	2,116	2,306	-8%
984	1,031	1,160	-15%	• Liquids (kb/d)	1,007	1,176	-14%
5,867	6,268	6,169	-5%	• Gas (Mcf/d)	6,066	6,153	-1%

Hydrocarbon production was 2,054 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2014, a decrease of 10% compared to the second quarter 2013, essentially due to the following:

•            -6.5% for changes in the portfolio, essentially the expiration of the ADCO license in the United Arab Emirates;

•             -0.5% for security conditions which improved in Nigeria but deteriorated in Libya; and

•             -3% for the normal production decline and the high level of planned maintenance, partially offset by the ramp up on new projects.

Excluding the ADCO license, which expired in January 2014, hydrocarbon production in the second quarter 2014 decreased by 4% and 5% compared to the second quarter 2013 and first quarter 2014, respectively.

In the first half 2014, hydrocarbon production was 2,116 kboe/d, a decrease of 8% compared to the first half 2013, essentially due to the following:

•             -5.5% for changes in the portfolio, essentially the expiration of the ADCO license in the United Arab Emirates;

•             -1% for security conditions in Libya and Nigeria; and

•             -1.5% for the normal production decline and the high level of planned maintenance, partially offset by the ramp up on new projects.

In the first half 2014, excluding the ADCO license, hydrocarbon production decreased by 3% compared to the first half 2013.

•            Results

2Q14	1Q14	2Q13	2Q14 vs 2Q13	in millions of dollars	1H14	1H13	1H14 vs 1H13
6,205	6,666	6,240	-1%	Non-Group sales	12,871	13,439	-4%
4,774	5,412	5,579	-14%	Operating income	10,186	12,131	-16%
36	89	42	-14%	Adjustments affecting operating income	125	39	x3
4,810	5,501	5,621	-14%	Adjusted operating income*	10,311	12,170	-15%
3,051	3,092	3,041	—	Adjusted net operating income*	6,143	6,298	-2%
769	733	687	+12%	• Includes adjusted income from equity affiliates	1,502	1,524	-1%
7,999	5,311	6,603	+21%	Investments	13,310	13,544	-2%
568	1,799	1,456	-61%	Divestments	2,367	2,174	+9%
4,805	3,811	2,764	+74%	Cash flow from operating activities	8,616	8,245	+4%

*              Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.

Adjusted net operating income from the Upstream segment was $3,051 million in the second quarter 2014, stable compared to the second quarter 2013. The negative impact of the decrease in hydrocarbon production and the increase in costs due to the high level of planned maintenance was offset mainly by the higher realized price for liquids and the lower tax rate.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a positive impact of $29 million on the segment’s adjusted net operating income in the second quarter 2014 compared to a negative impact of $400 million in the second quarter 2013, which consisted essentially of capital gains on the sale of an interest in the Tempa Rossa field in Italy.

The effective tax rate(1) for the Upstream segment was 52.3% compared to 58.2% in the second quarter 2013. This decrease is mainly due to tax allowances in the UK, notably on the Laggan field, recognized in the second quarter 2014.

Adjusted net operating income from the Upstream segment in the first half 2014 was $6,143 million compared to $6,298 million in the first half 2013, a decrease of 2% reflecting essentially the lower production and higher costs due to the high level of planned maintenance, partially offset by the lower tax rate.

The return on average capital employed (ROACE(2)) for the Upstream segment was 13% for the twelve months ended June 30, 2014, compared to 13% for the twelve months ended March 31, 2014, and 14% for the full-year 2013.

➢             Refining & Chemicals segment

• Refinery throughput and utilization rates*

2Q14	1Q14	2Q13	2Q14 vs 2Q13		1H14	1H13	1H14 vs 1H13
1,622	1,700	1,772	-8%	Total refinery throughput (kb/d)	1,662	1,769	-6%
634	617	729	-13%	• France	626	678	-8%
695	787	781	-11%	• Rest of Europe	741	824	-10%
293	296	262	+12%	• Rest of world	295	267	+10%
				Utilization rates**
72%	77%	83%	—	• Based on crude only	72%	83%	—
74%	83%	87%	—	• Based on crude and other feedstock	76%	86%	—

*              Includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.

**     Based on distillation capacity at the beginning of the year.

In the second quarter 2014, refinery throughput decreased by 8% compared to the second quarter 2013, reflecting essentially the turnarounds at Leuna and Vlissingen as well as voluntary shutdowns in response to weak refining margins in Europe. Included in June are the first runs from the new Satorp refinery, where all the units are now operational.

(1)                Defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

(2)                Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 12 of this exhibit.

In the first half 2014, refinery throughput decreased by 6% compared to the first half 2013, reflecting essentially the turnarounds at Grandpuits, Leuna and Vlissingen, as well as voluntary shutdowns in response to weak refining margins in Europe.

•           Results

2Q14	1Q14	2Q13	2Q14 vs 2Q13	in millions of dollars (except ERMI refining margins)	1H14	1H13	1H14 vs 1H13
10.9	6.6	24.1	-55%	European refining margin indicator - ERMI ($/t)	8.7	25.5	-66%
28,143	27,539	28,160	—	Non-Group sales	55,682	56,709	-2%
450	165	(184)	n/a	Operating income	615	159	x4
(82)	163	704	n/a	Adjustments affecting operating income	81	799	-90%
368	328	520	-29%	Adjusted operating income*	696	958	-27%
401	346	518	-23%	Adjusted net operating income*	747	955	-22%
174	139	146	+18%	• Contribution of Specialty chemicals**	313	265	+18%
475	250	499	-5%	Investments	725	1,202	-40%
15	11	272	-94%	Divestments	26	308	-92%
(133)	1,593	1,713	n/a	Cash flow from operating activities	1,460	1,331	+10%

*              Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.

**         Hutchinson, Bostik, Atotech.

The ERMI averaged $10.9/t in the second quarter 2014, a decrease of 55% compared to the second quarter 2013. Petrochemical margins remained high in the United States, but retreated in Europe and Asia.

Adjusted net operating income from the Refining & Chemicals segment was $401 million in the second quarter 2014, compared to $518 million in the second quarter 2013, reflecting essentially the deterioration of the European refining environment, partially offset by the ongoing implementation of synergy and efficiency plans between the two periods.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact of $77 million on the segment’s adjusted net operating income in the second quarter 2014 compared to a positive impact of $460 million in the second quarter 2013. The exclusion of special items had a positive impact of $77 million on the segment’s adjusted net operating income in the second quarter 2014 compared to a positive impact of $92 million in the second quarter 2013.

Adjusted net operating income from the Refining & Chemicals segment for the first half 2014 was $747 million, a decrease of 22% compared to the first half 2013, reflecting essentially the strong deterioration of the European refining environment.

The ROACE for the Refining & Chemicals segment was 8% for the twelve months ended June 30, 2014, compared to 9% for the twelve months ended March 31, 2014, and 9% for the full-year 2013.

➢             Marketing & Services segment

•           Refined product sales

2Q14	1Q14	2Q13	2Q14 vs 2Q13	sales in kb/d*	1H14	1H13	1H14 vs 1H13
1,102	1,058	1,150	-4%	Europe	1,080	1,129	-4%
731	593	633	+15%	Rest of world	662	620	+7%
1,833	1,651	1,783	+3%	Total Marketing & Services sales	1,742	1,749	—

*              Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 10 of this exhibit); includes share of TotalErg.

In the second quarter 2014, sales increased by 3% compared to the second quarter last year, mainly due to higher network sales, particularly in Africa, Middle East and Europe, partially offset by lower sales of domestic fuels and LPGs.

Sales volumes for the first half 2014 were stable compared to the first half 2013, due to the offsetting effects of a 4% decrease in European sales and net growth outside of Europe, particularly in the Americas and Middle East.

•           Results

2Q14	1Q14	2Q13	2Q14 vs 2Q13	in millions of dollars	1H14	1H13	1H14 vs 1H13
28,213	26,470	26,851	+5%	Non-Group sales	54,683	54,583	—
378	335	460	-18%	Operating income	713	948	-25%
27	18	107	-75%	Adjustments affecting operating income	45	135	-67%
405	353	567	-29%	Adjusted operating income*	758	1,083	-30%
372	261	446	-17%	Adjusted net operating income*	633	778	-19%
(8)	28	—	n/a	• Contribution of New Energies	20	(17)	n/a
203	276	318	-36%	Investments	479	564	-15%
28	26	16	+75%	Divestments	54	66	-18%
304	89	542	-44%	Cash flow from operating activities	393	422	-7%

*              Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.

The Marketing & Services segment’s non-Group sales were $28.2 billion in the second quarter 2014, an increase of 5% compared to $26.9 billion in the second quarter 2013.

Adjusted net operating income from the Marketing & Services segment was $372 million in the second quarter 2014, a decrease of 17% compared to $446 million in the second quarter 2013, reflecting in particular less favorable margins in Europe related to weather conditions.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact of $3 million on the segment’s adjusted net operating income in the second quarter 2014 compared to a positive impact of $73 million in the second quarter 2013. The exclusion of special items had a positive impact of $21 million on the segment’s adjusted net operating income in the second quarter 2014 compared to no impact in the second quarter 2013.

Adjusted net operating income from the Marketing & Services segment in the first half 2014 was $633 million, a decrease of 19% compared to $778 million in the first half 2013, essentially due to the impact of weather conditions on sales and a less favorable trend in European margins, partially offset by a global increase in the marketing of petroleum products in growing markets

The ROACE for the Marketing & Services segment was 14% for the twelve months ended June 30, 2014, compared to 15% for the twelve months ended March 31, 2014, and 16% for the full-year 2013.

•                          SUMMARY AND OUTLOOK

As approved by the Board of Directors on April 29, 2014, TOTAL will pay a first quarter 2014 interim dividend of €0.61/share on September 26, 2014.

In the Upstream, before the end of this year, CLOV should reach its production plateau of 160 kb/d, and the Group should start up Laggan-Tormore and Ofon Phase 2. In exploration, results are expected in the coming months from high-potential wells currently drilling in Angola’s Kwanza basin, in South Africa and in Indonesia.

In the downstream, all of the units at the Satorp refinery in Saudi Arabia are operational. Since the start of the third quarter 2014, European refining margins have improved compared to the very low levels in the first half 2014, but remain very volatile.

Several asset sales have been announced this year, and, as they are closed, the program total will be well within the objective of $15-20 billion for the 2012-14 period.

In addition, all of the teams are involved in the finalization of the announced cost reduction plan.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                  the quality of future opportunities that may be presented to or pursued by TOTAL;

•                  the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                  the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2013.

Operating information by segment

for the second quarter and first half 2014

•                           Upstream

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Combined liquids and gas production by region (kboe/d)	1H14	1H13	1H14 vs 1H13
329	394	383	-14%	Europe	361	388	-7%
618	655	688	-10%	Africa	637	690	-8%
380	405	527	-28%	Middle East	393	535	-27%
91	82	70	+30%	North America	86	71	+21%
157	159	171	-8%	South America	158	172	-8%
238	242	229	+4%	Asia-Pacific	240	232	+3%
241	242	222	+9%	CIS	241	218	+11%
2,054	2,179	2,290	-10%	Total production	2,116	2,306	-8%
544	583	678	-20%	Includes equity affiliates	563	679	-17%

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Liquids production by region (kb/d)	1H14	1H13	1H14 vs 1H13
159	172	154	+3%	Europe	165	160	+3%
482	508	542	-11%	Africa	495	547	-10%
190	203	320	-41%	Middle East	197	324	-39%
40	34	27	+48%	North America	37	27	+37%
50	50	55	-9%	South America	50	56	-11%
29	30	29	—	Asia-Pacific	29	30	-3%
34	34	33	+3%	CIS	34	32	+6%
984	1,031	1,160	-15%	Total production	1,007	1,176	-14%
197	208	323	-39%	Includes equity affiliates	202	324	-38%

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Gas production by region (Mcf/d)	1H14	1H13	1H14 vs 1H13
936	1,215	1,285	-27%	Europe	1,075	1,250	-14%
710	748	741	-4%	Africa	729	724	+1%
1,042	1,104	1,105	-6%	Middle East	1,073	1,135	-5%
285	266	242	+18%	North America	276	246	+12%
601	609	649	-7%	South America	605	643	-6%
1,188	1,202	1,121	+6%	Asia-Pacific	1,194	1,136	+5%
1,105	1,124	1,026	+8%	CIS	1,114	1,019	+9%
5,867	6,268	6,169	-5%	Total production	6,066	6,153	-1%
1,895	2,029	1,900	—	Includes equity affiliates	1,962	1,911	+3%

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Liquefied natural gas	1H14	1H13	1H14 vs 1H13
2.93	3.12	2.89	+1%	LNG sales* (Mt)	6.05	5.82	+4%

*   Sales, Group share, excluding trading; 2013 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2013 SEC coefficient.

•                           Downstream (Refining & Chemicals and Marketing & Supply)

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Refined product sales by region (kb/d)*	1H14	1H13	1H14 vs 1H13
2,017	2,005	2,074	-3%	Europe**	2,011	2,077	-3%
587	475	442	+33%	Africa	531	445	+19%
643	474	544	+18%	Americas	559	513	+9%
611	573	520	+18%	Rest of world	592	513	+15%
3,858	3,528	3,580	+8%	Total consolidated sales	3,693	3,547	+4%
576	634	635	-9%	Includes bulk sales	605	629	-4%
1,449	1,243	1,162	+25%	Includes trading	1,346	1,169	+15%

* Includes share of TotalErg.

** Restated historical amounts.

Investments — Divestments

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Expressed in millions of dollars	1H14	1H13	1H14 vs 1H13
7,193	5,202	6,449	+12%	Investments excluding acquisitions	12,395	12,864	-4%
362	319	518	-30%	• Capitalized exploration	681	996	-32%
1,075	261	367	x3	• Increase in non-current loans	1,336	991	+35%
(430)	(364)	(357)	+20%	• Repayment of non-current loans	(794)	(616)	+29%
1,100	299	653	+68%	Acquisitions	1,399	1,883	-26%
201	1,476	1,393	-86%	Asset sales	1,677	1,947	-14%
126	—	(7)	n/a	Other transactions with non-controlling interests	126	464	-73%
7,966	4,025	5,716	+39%	Net investments*	11,991	12,336	-3%

* Net investments = investments including acquisitions — asset sales — other transactions with non-controlling interests.

Net-debt-to-equity ratio

in millions of dollars	6/30/2014	3/31/2014	6/30/2013
Current borrowings	13,525	11,676	13,119
Net current financial assets	(531)	(522)	(609)
Net financial assets classified as held for sale	(62)	(17)	1,014
Non-current financial debt	39,433	37,506	29,557
Hedging instruments of non-current debt	(1,973)	(1,758)	(1,708)
Cash and cash equivalents	(22,166)	(22,787)	(15,118)
Net debt	28,226	24,098	26,255
Shareholders’ equity	102,872	103,136	94,790
Estimated dividend payable	(1,894)	(3,817)	(1,750)
Non-controlling interests	3,344	3,248	2,225
Equity	104,322	102,567	95,265

Net-debt-to-equity ratio	27.1%	23.5%	27.6%

Return on average capital employed

•                  Twelve months ended June 30, 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	12,295	1,649	1,409
Capital employed at 6/30/2013*	91,097	20,924	9,838
Capital employed at 6/30/2014*	103,572	19,265	10,324
ROACE	12.6%	8.2%	14.0%

*              At replacement cost (excluding after-tax inventory effect).

•                  Twelve months ended March 31, 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	12,285	1,766	1,483
Capital employed at 3/31/2013*	86,034	21,860	9,610
Capital employed at 3/31/2014*	97,924	18,516	10,314
ROACE	13.4%	8.7%	14.9%

*              At replacement cost (excluding after-tax inventory effect).

•                  Full-year 2013

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	12,450	1,857	1,554
Capital employed at 12/31/2012*	84,260	20,783	9,232
Capital employed at 12/31/2013*	95,529	19,752	10,051
ROACE	13.8%	9.2%	16.1%

*              At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	$/€	ERMI* ($/t)**	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Second quarter 2014	1.37	10.9	109.7	103.0	6.52
First quarter 2014	1.37	6.6	108.2	102.1	7.06
Fourth quarter 2013	1.36	10.1	109.2	102.5	7.36
Third quarter 2013	1.32	10.6	110.3	107.2	7.18
Second quarter 2013	1.31	24.1	102.4	96.6	6.62

*                       European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**                  $1/t = $0.136/b.

***             Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$) (a)	2nd quarter 2014	1st quarter 2014	2nd quarter 2013

Sales	62,561	60,687	61,345
Excise taxes	(6,354)	(5,832)	(5,839)
Revenues from sales	56,207	54,855	55,506

Purchases, net of inventory variation	(40,371)	(38,332)	(39,631)
Other operating expenses	(7,229)	(7,364)	(7,288)
Exploration costs	(301)	(619)	(354)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,929)	(2,745)	(2,534)
Other income	96	1,100	462
Other expense	(163)	(149)	(120)

Financial interest on debt	(266)	(201)	(238)
Financial income from marketable securities & cash equivalents	31	19	18
Cost of net debt	(235)	(182)	(220)

Other financial income	265	161	206
Other financial expense	(183)	(166)	(179)

Equity in net income (loss) of affiliates	874	473	794

Income taxes	(2,902)	(3,597)	(3,229)
Consolidated net income	3,129	3,435	3,413
Group share	3,104	3,335	3,364
Non-controlling interests	25	100	49
Earnings per share ($)	1.37	1.47	1.49
Fully-diluted earnings per share ($)	1.36	1.46	1.48

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$)	2nd quarter 2014	1st quarter 2014	2nd quarter 2013

Consolidated net income	3,129	3,435	3,413

Other comprehensive income

Actuarial gains and losses	(416)	(199)	(248)
Tax effect	154	57	95
Currency translation adjustment generated by the mother company	(732)	3	1,613
Items not potentially reclassifiable to profit and loss	(994)	(139)	1,460
Currency translation adjustment	512	36	(988)
Available for sale financial assets	(6)	3	8
Cash flow hedge	30	35	80
Share of other comprehensive income of equity affiliates, net amount	436	(456)	(541)
Other	(4)	(3)	(1)
Tax effect	(5)	(13)	(32)
Items potentially reclassifiable to profit and loss	963	(398)	(1,474)
Total other comprehensive income (net amount)	(31)	(537)	(14)

Comprehensive income	3,098	2,898	3,399
- Group share	3,078	2,801	3,368
- Non-controlling interests	20	97	31

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$) (a)	1st half 2014	1st half 2013

Sales	123,248	124,906
Excise taxes	(12,186)	(11,380)
Revenues from sales	111,062	113,526

Purchases, net of inventory variation	(78,703)	(79,950)
Other operating expenses	(14,593)	(14,482)
Exploration costs	(920)	(760)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,674)	(5,387)
Other income	1,196	504
Other expense	(312)	(2,141)

Financial interest on debt	(467)	(461)
Financial income from marketable securities & cash equivalents	50	46
Cost of net debt	(417)	(415)

Other financial income	426	342
Other financial expense	(349)	(348)

Equity in net income (loss) of affiliates	1,347	1,743

Income taxes	(6,499)	(7,204)
Consolidated net income	6,564	5,428
Group share	6,439	5,312
Non-controlling interests	125	116
Earnings per share ($)	2.84	2.35
Fully-diluted earnings per share ($)	2.82	2.34

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$)	1st half 2014	1st half 2013

Consolidated net income	6,564	5,428

Other comprehensive income

Actuarial gains and losses	(615)	(25)
Tax effect	211	8
Currency translation adjustment generated by the mother company	(729)	(599)
Items not potentially reclassifiable to profit and loss	(1,133)	(616)
Currency translation adjustment	548	(391)
Available for sale financial assets	(3)	3
Cash flow hedge	65	95
Share of other comprehensive income of equity affiliates, net amount	(20)	(494)
Other	(7)	(12)
Tax effect	(18)	(35)
Items potentially reclassifiable to profit and loss	565	(834)
Total other comprehensive income (net amount)	(568)	(1,450)

Comprehensive income	5,996	3,978
- Group share	5,879	3,908
- Non-controlling interests	117	70

CONSOLIDATED BALANCE SHEET

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$)	June 30, 2014	March 31, 2014	December 31, 2013	June 30, 2013

ASSETS

Non-current assets
Intangible assets, net	18,995	18,899	18,395	17,424
Property, plant and equipment, net	108,468	106,377	104,480	93,387
Equity affiliates : investments and loans	21,256	19,951	20,417	19,037
Other investments	1,786	2,091	1,666	1,583
Hedging instruments of non-current financial debt	1,973	1,758	1,418	1,708
Deferred income taxes	2,842	2,933	3,838	3,704
Other non-current assets	4,263	4,265	4,406	3,813
Total non-current assets	159,583	156,274	154,620	140,656

Current assets
Inventories, net	23,484	21,755	22,097	20,196
Accounts receivable, net	21,698	23,359	23,422	25,587
Other current assets	16,519	15,873	14,892	14,850
Current financial assets	1,003	872	739	668
Cash and cash equivalents	22,166	22,787	20,200	15,118
Assets classified as held for sale	4,317	2,472	3,253	5,104
Total current assets	89,187	87,118	84,603	81,523
Total assets	248,770	243,392	239,223	222,179

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,511	7,496	7,493	7,490
Paid-in surplus and retained earnings	101,100	101,568	98,254	94,637
Currency translation adjustment	(1,436)	(1,625)	(1,203)	(3,063)
Treasury shares	(4,303)	(4,303)	(4,303)	(4,274)
Total shareholders’ equity - Group Share	102,872	103,136	100,241	94,790
Non-controlling interests	3,344	3,248	3,138	2,225
Total shareholders’ equity	106,216	106,384	103,379	97,015

Non-current liabilities
Deferred income taxes	16,397	17,045	17,850	16,736
Employee benefits	4,725	4,362	4,235	4,751
Provisions and other non-current liabilities	17,445	17,582	17,517	14,464
Non-current financial debt	39,433	37,506	34,574	29,557
Total non-current liabilities	78,000	76,495	74,176	65,508

Current liabilities
Accounts payable	28,902	28,621	30,282	26,380
Other creditors and accrued liabilities	19,994	19,097	18,948	18,162
Current borrowings	13,525	11,676	11,193	13,119
Other current financial liabilities	472	350	381	59
Liabilities directly associated with the assets classified as held for sale	1,661	769	864	1,936
Total current liabilities	64,554	60,513	61,668	59,656
Total liabilities and shareholders’ equity	248,770	243,392	239,223	222,179

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$)	2nd quarter 2014	1st quarter 2014	2nd quarter 2013

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,129	3,435	3,413
Depreciation, depletion and amortization	3,087	3,174	2,759
Non-current liabilities, valuation allowances and deferred taxes	(156)	399	(108)
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on disposals of assets	(17)	(1,023)	(363)
Undistributed affiliates’ equity earnings	(125)	11	94
(Increase) decrease in working capital	(771)	(685)	(1,025)
Other changes, net	130	27	68
Cash flow from operating activities	5,277	5,338	4,838

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(6,800)	(5,448)	(6,836)
Acquisitions of subsidiaries, net of cash acquired	(414)	—	—
Investments in equity affiliates and other securities	(434)	(156)	(256)
Increase in non-current loans	(1,075)	(261)	(367)
Total expenditures	(8,723)	(5,865)	(7,459)
Proceeds from disposals of intangible assets and property, plant and equipment	135	1,020	1,106
Proceeds from disposals of subsidiaries, net of cash sold	—	—	264
Proceeds from disposals of non-current investments	66	456	23
Repayment of non-current loans	430	364	357
Total divestments	631	1,840	1,750
Cash flow used in investing activities	(8,092)	(4,025)	(5,709)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	304	33	432
- Treasury shares	—	—	—
Dividends paid:
- Parent company shareholders	(1,901)	(1,835)	(1,772)
- Non-controlling interests	(139)	(7)	(92)
Other transactions with non-controlling interests	126	—	(7)
Net issuance (repayment) of non-current debt	2,931	4,189	734
Increase (decrease) in current borrowings	956	(1,167)	(894)
Increase (decrease) in current financial assets and liabilities	65	(117)	6
Cash flow used in financing activities	2,342	1,096	(1,593)
Net increase (decrease) in cash and cash equivalents	(473)	2,409	(2,464)
Effect of exchange rates	(148)	178	404
Cash and cash equivalents at the beginning of the period	22,787	20,200	17,178
Cash and cash equivalents at the end of the period	22,166	22,787	15,118

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

(M$)	1st half 2014	1st half 2013

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	6,564	5,428
Depreciation, depletion and amortization	6,261	5,805
Non-current liabilities, valuation allowances and deferred taxes	243	(49)
Impact of coverage of pension benefit plans	—	—
(Gains) losses on disposals of assets	(1,040)	1,510
Undistributed affiliates’ equity earnings	(114)	(372)
(Increase) decrease in working capital	(1,456)	(2,751)
Other changes, net	157	180
Cash flow from operating activities	10,615	9,751

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(12,248)	(13,325)
Acquisitions of subsidiaries, net of cash acquired	(414)	(21)
Investments in equity affiliates and other securities	(590)	(1,026)
Increase in non-current loans	(1,336)	(991)
Total expenditures	(14,588)	(15,363)
Proceeds from disposals of intangible assets and property, plant and equipment	1,155	1,660
Proceeds from disposals of subsidiaries, net of cash sold	—	264
Proceeds from disposals of non-current investments	522	23
Repayment of non-current loans	794	616
Total divestments	2,471	2,563
Cash flow used in investing activities	(12,117)	(12,800)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	337	432
- Treasury shares	—	—
Dividends paid:	—	—
- Parent company shareholders	(3,736)	(3,532)
- Non-controlling interests	(146)	(94)
Other transactions with non-controlling interests	126	464
Net issuance (repayment) of non-current debt	7,120	4,499
Increase (decrease) in current borrowings	(211)	(5,162)
Increase (decrease) in current financial assets and liabilities	(52)	1,184
Cash flow used in financing activities	3,438	(2,209)
Net increase (decrease) in cash and cash equivalents	1,936	(5,258)
Effect of exchange rates	30	(33)
Cash and cash equivalents at the beginning of the period	20,200	20,409
Cash and cash equivalents at the end of the period	22,166	15,118

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

	Common shares issued		Paid-in surplus and retained	Currency translation	Treasury shares		Shareholders’ equity -	Non-controlling	Total shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Group Share	interests	equity
As of January 1, 2013	2,365,933,146	7,454	92,485	(1,696)	(108,391,639)	(4,274)	93,969	1,689	95,658
Net income of the first half 2013	—	—	5,312	—	—	—	5,312	116	5,428
Other comprehensive Income	—	—	(37)	(1,367)	—	—	(1,404)	(46)	(1,450)
Comprehensive Income	—	—	5,275	(1,367)	—	—	3,908	70	3,978
Dividend	—	—	(3,526)	—	—	—	(3,526)	(94)	(3,620)
Issuance of common shares	10,802,845	36	396	—	—	—	432	—	432
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	980	—	—	—	—
Share-based payments	—	—	97	—	—	—	97	—	97
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(92)	—	—	—	(92)	556	464
Other items	—	—	2	—	—	—	2	4	6
As of June 30, 2013	2,376,735,991	7,490	94,637	(3,063)	(108,390,659)	(4,274)	94,790	2,225	97,015
Net income from July 1 to December 31, 2013	—	—	5,916	—	—	—	5,916	177	6,093
Other comprehensive Income	—	—	510	1,859	—	—	2,369	(10)	2,359
Comprehensive Income	—	—	6,426	1,859	—	—	8,285	167	8,452
Dividend	—	—	(3,590)	—	—	—	(3,590)	(62)	(3,652)
Issuance of common shares	942,169	3	50	—	—	—	53	—	53
Purchase of treasury shares	—	—	—	—	(4,414,200)	(238)	(238)	—	(238)
Sale of treasury shares (1)	—	—	(209)	—	3,590,411	209	—	—	—
Share-based payments	—	—	92	—	—	—	92	—	92
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	841	1	—	—	842	799	1,641
Other items	—	—	7	—	—	—	7	9	16
As of December 31, 2013	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379
Net income of the first half 2014	—	—	6,439	—	—	—	6,439	125	6,564
Other comprehensive Income	—	—	(329)	(231)	—	—	(560)	(8)	(568)
Comprehensive Income	—	—	6,110	(231)	—	—	5,879	117	5,996
Dividend	—	—	(3,794)	—	—	—	(3,794)	(146)	(3,940)
Issuance of common shares	5,192,417	18	319	—	—	—	337	—	337
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	7,200	—	—	—	—
Share-based payments	—	—	82	—	—	—	82	—	82
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	128	(2)	—	—	126	183	309
Other items	—	—	1	—	—	—	1	52	53
As of June 30, 2014	2,382,870,577	7,511	101,100	(1,436)	(109,207,248)	(4,303)	102,872	3,344	106,216

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

2nd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,205	28,143	28,213	—	—	62,561
Intersegment sales	8,057	11,740	402	46	(20,245)	—
Excise taxes	—	(1,281)	(5,073)	—	—	(6,354)
Revenues from sales	14,262	38,602	23,542	46	(20,245)	56,207
Operating expenses	(7,174)	(37,744)	(22,966)	(262)	20,245	(47,901)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,314)	(408)	(198)	(9)	—	(2,929)
Operating income	4,774	450	378	(225)	—	5,377
Equity in net income (loss) of affiliates and other items	719	65	98	7	—	889
Tax on net operating income	(2,471)	(114)	(128)	(218)	—	(2,931)
Net operating income	3,022	401	348	(436)	—	3,335
Net cost of net debt						(206)
Non-controlling interests						(25)
Net income						3,104

2nd quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(36)	—	—	—	—	(36)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(36)	—	—	—	—	(36)
Operating expenses	—	122	(27)	—	—	95
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(40)	—	—	—	(40)
Operating income (b)	(36)	82	(27)	—	—	19
Equity in net income (loss) of affiliates and other items	—	(32)	(7)	—	—	(39)
Tax on net operating income	7	(50)	10	—	—	(33)
Net operating income (b)	(29)	—	(24)	—	—	(53)
Net cost of net debt						—
Non-controlling interests						6
Net income						(47)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	122	(5)	—
On net operating income	—	77	(3)	—

2nd quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,241	28,143	28,213	—	—	62,597
Intersegment sales	8,057	11,740	402	46	(20,245)	—
Excise taxes	—	(1,281)	(5,073)	—	—	(6,354)
Revenues from sales	14,298	38,602	23,542	46	(20,245)	56,243
Operating expenses	(7,174)	(37,866)	(22,939)	(262)	20,245	(47,996)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,314)	(368)	(198)	(9)	—	(2,889)
Adjusted operating income	4,810	368	405	(225)	—	5,358
Equity in net income (loss) of affiliates and other items	719	97	105	7	—	928
Tax on net operating income	(2,478)	(64)	(138)	(218)	—	(2,898)
Adjusted net operating income	3,051	401	372	(436)	—	3,388
Net cost of net debt						(206)
Non-controlling interests						(31)
Adjusted net income						3,151
Adjusted fully-diluted earnings per share ($)						1.38

(a) Except for earnings per share.

2nd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	7,999	475	203	46	—	8,723
Total divestments	568	15	28	20	—	631
Cash flow from operating activities	4,805	(133)	304	301	—	5,277

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

1st quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,666	27,539	26,470	12	—	60,687
Intersegment sales	7,436	11,956	408	49	(19,849)	—
Excise taxes	—	(1,160)	(4,672)	—	—	(5,832)
Revenues from sales	14,102	38,335	22,206	61	(19,849)	54,855
Operating expenses	(6,514)	(37,792)	(21,689)	(169)	19,849	(46,315)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,176)	(378)	(182)	(9)	—	(2,745)
Operating income	5,412	165	335	(117)	—	5,795
Equity in net income (loss) of affiliates and other items	1,327	54	(8)	46	—	1,419
Tax on net operating income	(3,492)	6	(80)	(74)	—	(3,640)
Net operating income	3,247	225	247	(145)	—	3,574
Net cost of net debt						(139)
Non-controlling interests						(100)
Net income						3,335

1st quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	26	—	—	—	—	26
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	26	—	—	—	—	26
Operating expenses	(115)	(163)	(18)	—	—	(296)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(89)	(163)	(18)	—	—	(270)
Equity in net income (loss) of affiliates and other items	280	(8)	—	—	—	272
Tax on net operating income	(36)	50	4	—	—	18
Net operating income (b)	155	(121)	(14)	—	—	20
Net cost of net debt						—
Non-controlling interests						(12)
Net income						8

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(163)	(18)	—
On net operating income	—	(111)	(14)	—

1st quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,640	27,539	26,470	12	—	60,661
Intersegment sales	7,436	11,956	408	49	(19,849)	—
Excise taxes	—	(1,160)	(4,672)	—	—	(5,832)
Revenues from sales	14,076	38,335	22,206	61	(19,849)	54,829
Operating expenses	(6,399)	(37,629)	(21,671)	(169)	19,849	(46,019)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,176)	(378)	(182)	(9)	—	(2,745)
Adjusted operating income	5,501	328	353	(117)	—	6,065
Equity in net income (loss) of affiliates and other items	1,047	62	(8)	46	—	1,147
Tax on net operating income	(3,456)	(44)	(84)	(74)	—	(3,658)
Adjusted net operating income	3,092	346	261	(145)	—	3,554
Net cost of net debt						(139)
Non-controlling interests						(88)
Adjusted net income						3,327
Adjusted fully-diluted earnings per share ($)						1.46

(a) Except for earnings per share.

1st quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,311	250	276	28	—	5,865
Total divestments	1,799	11	26	4	—	1,840
Cash flow from operating activities	3,811	1,593	89	(155)	—	5,338

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

2nd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,240	28,160	26,851	94	—	61,345
Intersegment sales	8,508	12,809	1,058	35	(22,410)	—
Excise taxes	—	(1,091)	(4,748)	—	—	(5,839)
Revenues from sales	14,748	39,878	23,161	129	(22,410)	55,506
Operating expenses	(7,195)	(39,672)	(22,541)	(275)	22,410	(47,273)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,974)	(390)	(160)	(10)	—	(2,534)
Operating income	5,579	(184)	460	(156)	—	5,699
Equity in net income (loss) of affiliates and other items	1,022	62	51	28	—	1,163
Tax on net operating income	(3,160)	88	(138)	(57)	—	(3,267)
Net operating income	3,441	(34)	373	(185)	—	3,595
Net cost of net debt						(182)
Non-controlling interests						(49)
Net income						3,364

2nd quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(42)	—	—	—	—	(42)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(42)	—	—	—	—	(42)
Operating expenses	—	(704)	(107)	—	—	(811)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(42)	(704)	(107)	—	—	(853)
Equity in net income (loss) of affiliates and other items	331	(48)	—	—	—	283
Tax on net operating income	111	200	34	—	—	345
Net operating income (b)	400	(552)	(73)	—	—	(225)
Net cost of net debt						—
Non-controlling interests						8
Net income						(217)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(655)	(107)	—
On net operating income	—	(460)	(73)	—

2nd quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,282	28,160	26,851	94	—	61,387
Intersegment sales	8,508	12,809	1,058	35	(22,410)	—
Excise taxes	—	(1,091)	(4,748)	—	—	(5,839)
Revenues from sales	14,790	39,878	23,161	129	(22,410)	55,548
Operating expenses	(7,195)	(38,968)	(22,434)	(275)	22,410	(46,462)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,974)	(390)	(160)	(10)	—	(2,534)
Adjusted operating income	5,621	520	567	(156)	—	6,552
Equity in net income (loss) of affiliates and other items	691	110	51	28	—	880
Tax on net operating income	(3,271)	(112)	(172)	(57)	—	(3,612)
Adjusted net operating income	3,041	518	446	(185)	—	3,820
Net cost of net debt						(182)
Non-controlling interests						(57)
Adjusted net income						3,581
Adjusted fully-diluted earnings per share ($)						1.57

(a) Except for earnings per share.

2nd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,603	499	318	39	—	7,459
Total divestments	1,456	272	16	6	—	1,750
Cash flow from operating activities	2,764	1,713	542	(181)	—	4,838

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

1st half 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	12,871	55,682	54,683	12	—	123,248
Intersegment sales	15,493	23,696	810	95	(40,094)	—
Excise taxes	—	(2,441)	(9,745)	—	—	(12,186)
Revenues from sales	28,364	76,937	45,748	107	(40,094)	111,062
Operating expenses	(13,688)	(75,536)	(44,655)	(431)	40,094	(94,216)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,490)	(786)	(380)	(18)	—	(5,674)
Operating income	10,186	615	713	(342)	—	11,172
Equity in net income (loss) of affiliates and other items	2,046	119	90	53	—	2,308
Tax on net operating income	(5,963)	(108)	(208)	(292)	—	(6,571)
Net operating income	6,269	626	595	(581)	—	6,909
Net cost of net debt						(345)
Non-controlling interests						(125)
Net income						6,439

1st half 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(10)	—	—	—	—	(10)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(10)	—	—	—	—	(10)
Operating expenses	(115)	(41)	(45)	—	—	(201)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(40)	—	—	—	(40)
Operating income (b)	(125)	(81)	(45)	—	—	(251)
Equity in net income (loss) of affiliates and other items	280	(40)	(7)	—	—	233
Tax on net operating income	(29)	—	14	—	—	(15)
Net operating income (b)	126	(121)	(38)	—	—	(33)
Net cost of net debt						—
Non-controlling interests						(6)
Net income						(39)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(41)	(23)	—
On net operating income	—	(34)	(17)	—

1st half 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	12,881	55,682	54,683	12	—	123,258
Intersegment sales	15,493	23,696	810	95	(40,094)	—
Excise taxes	—	(2,441)	(9,745)	—	—	(12,186)
Revenues from sales	28,374	76,937	45,748	107	(40,094)	111,072
Operating expenses	(13,573)	(75,495)	(44,610)	(431)	40,094	(94,015)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,490)	(746)	(380)	(18)	—	(5,634)
Adjusted operating income	10,311	696	758	(342)	—	11,423
Equity in net income (loss) of affiliates and other items	1,766	159	97	53	—	2,075
Tax on net operating income	(5,934)	(108)	(222)	(292)	—	(6,556)
Adjusted net operating income	6,143	747	633	(581)	—	6,942
Net cost of net debt						(345)
Non-controlling interests						(119)
Adjusted net income						6,478
Adjusted fully-diluted earnings per share ($)						2.84

(a) Except for earnings per share.

1st half 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	13,310	725	479	74	—	14,588
Total divestments	2,367	26	54	24	—	2,471
Cash flow from operating activities	8,616	1,460	393	146	—	10,615

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

1st half 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	13,439	56,709	54,583	175	—	124,906
Intersegment sales	18,195	25,901	1,201	102	(45,399)	—
Excise taxes	—	(2,187)	(9,193)	—	—	(11,380)
Revenues from sales	31,634	80,423	46,591	277	(45,399)	113,526
Operating expenses	(15,271)	(79,481)	(45,291)	(548)	45,399	(95,192)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,232)	(783)	(352)	(20)	—	(5,387)
Operating income	12,131	159	948	(291)	—	12,947
Equity in net income (loss) of affiliates and other items	(94)	157	8	29	—	100
Tax on net operating income	(6,984)	17	(282)	(28)	—	(7,277)
Net operating income	5,053	333	674	(290)	—	5,770
Net cost of net debt						(342)
Non-controlling interests						(116)
Net income						5,312

1st half 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(39)	—	—	—	—	(39)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(39)	—	—	—	—	(39)
Operating expenses	—	(794)	(135)	—	—	(929)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(5)	—	—	—	(5)
Operating income (b)	(39)	(799)	(135)	—	—	(973)
Equity in net income (loss) of affiliates and other items	(1,544)	(61)	(13)	—	—	(1,618)
Tax on net operating income	338	238	44	—	—	620
Net operating income (b)	(1,245)	(622)	(104)	—	—	(1,971)
Net cost of net debt						—
Non-controlling interests						4
Net income						(1,967)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(743)	(135)	—
On net operating income	—	(506)	(91)	—

1st half 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	13,478	56,709	54,583	175	—	124,945
Intersegment sales	18,195	25,901	1,201	102	(45,399)	—
Excise taxes	—	(2,187)	(9,193)	—	—	(11,380)
Revenues from sales	31,673	80,423	46,591	277	(45,399)	113,565
Operating expenses	(15,271)	(78,687)	(45,156)	(548)	45,399	(94,263)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,232)	(778)	(352)	(20)	—	(5,382)
Adjusted operating income	12,170	958	1,083	(291)	—	13,920
Equity in net income (loss) of affiliates and other items	1,450	218	21	29	—	1,718
Tax on net operating income	(7,322)	(221)	(326)	(28)	—	(7,897)
Adjusted net operating income	6,298	955	778	(290)	—	7,741
Net cost of net debt						(342)
Non-controlling interests						(120)
Adjusted net income						7,279
Adjusted fully-diluted earnings per share ($)						3.20

(a) Except for earnings per share.

1st half 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	13,544	1,202	564	53	—	15,363
Total divestments	2,174	308	66	15	—	2,563
Cash flow from operating activities	8,245	1,331	422	(247)	—	9,751

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

2nd quarter 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	62,597	(36)	62,561
Excise taxes	(6,354)	—	(6,354)
Revenues from sales	56,243	(36)	56,207

Purchases, net of inventory variation	(40,488)	117	(40,371)
Other operating expenses	(7,207)	(22)	(7,229)
Exploration costs	(301)	—	(301)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,889)	(40)	(2,929)
Other income	96	—	96
Other expense	(133)	(30)	(163)

Financial interest on debt	(266)	—	(266)
Financial income from marketable securities & cash equivalents	31	—	31
Cost of net debt	(235)	—	(235)

Other financial income	265	—	265
Other financial expense	(183)	—	(183)

Equity in net income (loss) of affiliates	883	(9)	874

Income taxes	(2,869)	(33)	(2,902)
Consolidated net income	3,182	(53)	3,129
Group share	3,151	(47)	3,104
Non-controlling interests	31	(6)	25

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	61,387	(42)	61,345
Excise taxes	(5,839)	—	(5,839)
Revenues from sales	55,548	(42)	55,506

Purchases, net of inventory variation	(38,869)	(762)	(39,631)
Other operating expenses	(7,239)	(49)	(7,288)
Exploration costs	(354)	—	(354)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,534)	—	(2,534)
Other income	131	331	462
Other expense	(89)	(31)	(120)

Financial interest on debt	(238)	—	(238)
Financial income from marketable securities & cash equivalents	18	—	18
Cost of net debt	(220)	—	(220)

Other financial income	206	—	206
Other financial expense	(179)	—	(179)

Equity in net income (loss) of affiliates	811	(17)	794

Income taxes	(3,574)	345	(3,229)
Consolidated net income	3,638	(225)	3,413
Group share	3,581	(217)	3,364
Non-controlling interests	57	(8)	49

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited, 2013 data converted from the Euro to the US Dollar)

1st half 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	123,258	(10)	123,248
Excise taxes	(12,186)	—	(12,186)
Revenues from sales	111,072	(10)	111,062

Purchases, net of inventory variation	(78,639)	(64)	(78,703)
Other operating expenses	(14,456)	(137)	(14,593)
Exploration costs	(920)	—	(920)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,634)	(40)	(5,674)
Other income	548	648	1,196
Other expense	(263)	(49)	(312)

Financial interest on debt	(467)	—	(467)
Financial income from marketable securities & cash equivalents	50	—	50
Cost of net debt	(417)	—	(417)

Other financial income	426	—	426
Other financial expense	(349)	—	(349)

Equity in net income (loss) of affiliates	1,713	(366)	1,347

Income taxes	(6,484)	(15)	(6,499)
Consolidated net income	6,597	(33)	6,564
Group share	6,478	(39)	6,439
Non-controlling interests	119	6	125

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st half 2013 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	124,945	(39)	124,906
Excise taxes	(11,380)	—	(11,380)
Revenues from sales	113,565	(39)	113,526

Purchases, net of inventory variation	(79,072)	(878)	(79,950)
Other operating expenses	(14,431)	(51)	(14,482)
Exploration costs	(760)	—	(760)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,382)	(5)	(5,387)
Other income	173	331	504
Other expense	(216)	(1,925)	(2,141)

Financial interest on debt	(461)	—	(461)
Financial income from marketable securities & cash equivalents	46	—	46
Cost of net debt	(415)	—	(415)

Other financial income	342	—	342
Other financial expense	(348)	—	(348)

Equity in net income (loss) of affiliates	1,767	(24)	1,743

Income taxes	(7,824)	620	(7,204)
Consolidated net income	7,399	(1,971)	5,428
Group share	7,279	(1,967)	5,312
Non-controlling interests	120	(4)	116

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS OF 2014

(unaudited, 2013 data converted from the Euro to the US Dollar)

1) Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of June 30, 2014 are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

In order to make the financial information of TOTAL more readable by better reflecting the performance of its activities mainly carried out in U.S. dollars, TOTAL has changed, effective January 1, 2014, the presentation currency of the Group’s consolidated financial statements from the Euro to the US Dollar. The statutory financial statements of TOTAL S.A., the parent company of the Group, remain prepared in euro. The dividend paid remains fixed in euro.

Following this change in accounting policy, the comparative consolidated financial statements are presented in U.S. dollars.

Currency translation adjustments have been set to zero as of January 1, 2004, the date of transition to IFRS. Cumulative currency translation adjustments are presented as if the Group had used the US Dollar as the presentation currency of its consolidated financial statements since that date.

The accounting policies applied for the consolidated financial statements as of June 30, 2014 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2013 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board). New texts or amendments which were mandatory for the periods beginning on or after January 1, 2014 did not have a material impact on the Group’s consolidated financial statements as of June 30, 2014, with the exception of interpretation IFRIC 21:

•                  In May 2013, the IASB issued the interpretation IFRIC 21 “Levies”. This interpretation is applicable retrospectively for annual periods beginning on or after January 1, 2014. The text indicates that the obligating event for the recognition of a liability is the activity described in the relevant legislation that triggers the payment of the levy. The comparative consolidated financial statements have been restated accordingly.

The impact on shareholders’ equity as of January 1, 2011, is +$46 million. The impact on the statement of income for 2011 and 2012 is not significant. Net income, Group share, for 2013 is increased by $24 million (1st quarter: -$83 million, 2nd quarter: +$48 million, 3rd quarter: +$37 million, 4th quarter: +$22 million).

The preparation of financial statements in accordance with IFRS requires the executive management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2013.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure, main acquisitions and divestments

➢     Upstream

•                  TOTAL finalized in March 2014 the sale to Sonangol E&P of its interest in block 15/06 in Angola.

•                  TOTAL finalized in March 2014 the acquisition from InterOil Corporation of a 40.1% interest (before possible entry by the State) in block PRL 15 containing the gas field Elk-Antelope in Papua New Guinea for an amount of $405 million, paid on April 2, 2014.

•                  On February 27, 2014, TOTAL floated GazTransport et Technigaz S.A. (GTT), an engineering company specializing in the design of cryogenic membranes for the transport and storage of LNG. With this quotation on Euronext Paris, TOTAL has reduced its interest in the equity of the company from 30.0% to 10.4%. The listing was completed at a price of €46 per share, valuing 100% of the equity of the company on the issue date at €1.7 billion. This sale generated a gain on disposal of $599 million after tax.

•                  TOTAL finalized during the first half of 2014 the acquisition of an additional 1.05% interest in Novatek for an amount of $355 million, bringing TOTAL’s overall interest in Novatek to 18.0% as at June 30, 2014.

3) Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2014	Inventory valuation effect	—	122	(5)	—	117
	Effect of changes in fair value	(36)	—	—	—	(36)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	(40)	—	—	(40)
	Other items	—	—	(22)	—	(22)
Total		(36)	82	(27)	—	19
2nd quarter 2013	Inventory valuation effect	—	(655)	(107)	—	(762)
	Effect of changes in fair value	(42)	—	—	—	(42)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	(49)	—	—	(49)
Total		(42)	(704)	(107)	—	(853)
1st half 2014	Inventory valuation effect	—	(41)	(23)	—	(64)
	Effect of changes in fair value	(10)	—	—	—	(10)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	(40)	—	—	(40)
	Other items	(115)	—	(22)	—	(137)
Total		(125)	(81)	(45)	—	(251)
1st half 2013	Inventory valuation effect	—	(743)	(135)	—	(878)
	Effect of changes in fair value	(39)	—	—	—	(39)
	Restructuring charges	—	(2)	—	—	(2)
	Asset impairment charges	—	(5)	—	—	(5)
	Other items	—	(49)	—	—	(49)
Total		(39)	(799)	(135)	—	(973)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2014	Inventory valuation effect	—	77	3	—	80
	Effect of changes in fair value	(29)	—	—	—	(29)
	Restructuring charges	—	(1)	(4)	—	(5)
	Asset impairment charges	—	(76)	—	—	(76)
	Gains (losses) on disposals of assets	—	—	—	—	—
	Other items	—	—	(17)	—	(17)
Total		(29)	—	(18)	—	(47)
2nd quarter 2013	Inventory valuation effect	—	(460)	(65)	—	(525)
	Effect of changes in fair value	(31)	—	—	—	(31)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on disposals of assets	431	(59)	—	—	372
	Other items	—	(33)	—	—	(33)
Total		400	(552)	(65)	—	(217)
1st half 2014	Inventory valuation effect	—	(34)	(23)	—	(57)
	Effect of changes in fair value	(8)	—	—	—	(8)
	Restructuring charges	—	(1)	(4)	—	(5)
	Asset impairment charges	(350)	(76)	—	—	(426)
	Gains (losses) on disposals of assets	599	—	—	—	599
	Other items	(115)	(10)	(17)	—	(142)
Total		126	(121)	(44)	—	(39)
1st half 2013	Inventory valuation effect	—	(506)	(87)	—	(593)
	Effect of changes in fair value	(30)	—	—	—	(30)
	Restructuring charges	—	(20)	(13)	—	(33)
	Asset impairment charges	—	(4)	—	—	(4)
	Gains (losses) on disposals of assets	(1,215)	(59)	—	—	(1,274)
	Other items	—	(33)	—	—	(33)
Total		(1,245)	(622)	(100)	—	(1,967)

Extensive studies have confirmed a technical scheme to develop the Shtokman field in Russia, but at a too high cost that does not provide an acceptable profitability. The Group remains in contact with Gazprom to study other technical schemes that enhance the economics and to define an eventual future participation in the development of the field. In the meantime, the Group has decided to depreciate its investment of $350 million in this project.

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of June 30, 2014, TOTAL S.A. holds 8,875,980 of its own shares, representing 0.37% of its share capital, detailed as follows:

•                  8,757,120 shares allocated to TOTAL share grant plans for Group employees; and

•                  118,860 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

Treasury shares (TOTAL shares held by Group subsidiaries)

As of June 30, 2014, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.21% of its share capital, detailed as follows:

•                  2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•                  98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

The shareholders’ meeting on May 16, 2014 approved the payment of a cash dividend of €2.38 per share for the 2013 fiscal year. Taking into account the three quarterly dividends of €0.59 per share that have already been paid on September 27, 2013, December 19, 2013, and March 27, 2014, the remaining balance of €0.61 per share was paid on June 5, 2014.

A first quarterly dividend for the fiscal year 2014 of €0.61 per share, decided by the Board of Directors on April 29, 2014, will be paid on September 26, 2014 (the ex-dividend date will be September 23, 2014).

A second quarterly dividend for the fiscal year 2014 of €0.61 per share, decided by the Board of Directors on July 29, 2014, will be paid on December 17, 2014 (the ex-dividend date will be December 15, 2014).

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to 1.00 Euro per share for the 2nd quarter 2014 (1.07 Euro per share for the 1st quarter 2014 and 1.14 Euro per share for the 2nd quarter 2013). Diluted earnings per share calculated using the same method amounted to 0.99 Euro per share for the 2nd quarter 2014 (1.07 Euro per share for the 1st quarter 2014 and 1.12 Euro per share for the 2nd quarter 2013).

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)	1 st half 2014		1 st half 2013
Actuarial gains and losses		(615)		(25)
Tax effect		211		8
Currency translation adjustment generated by the mother company		(729)		(599)
Items not potentially reclassifiable to profit or loss		(1,133)		(616)

Currency translation adjustment		548		(391)
- unrealized gain/(loss) of the period	549		(414)
- less gain/(loss) included in net income	1		(23)

Available for sale financial assets		(3)		3
- unrealized gain/(loss) of the period	(12)		3
- less gain/(loss) included in net income	(9)		—

Cash flow hedge		65		95
- unrealized gain/(loss) of the period	(17)		19
- less gain/(loss) included in net income	(82)		(76)

Share of other comprehensive income of equity affiliates, net amount		(20)		(494)

Other		(7)		(12)
- unrealized gain/(loss) of the period	(7)		(12)
- less gain/(loss) included in net income	—		—

Tax effect		(18)		(35)
Items potentially reclassifiable to profit or loss		565		(834)
Total other comprehensive income, net amount		(568)		(1,450)

Tax effects relating to each component of other comprehensive income are as follows:

	1 st half 2014			1 st half 2013
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	(615)	211	(404)	(25)	8	(17)
Currency translation adjustment generated by the mother company	(729)	—	(729)	(599)	—	(599)
Items not potentially reclassifiable to profit or loss	(1,344)	211	(1,133)	(624)	8	(616)
Currency translation adjustment	548	—	548	(391)	—	(391)
Available for sale financial assets	(3)	3	—	3	1	4
Cash flow hedge	65	(21)	44	95	(36)	59
Share of other comprehensive income of equity affiliates, net amount	(20)	—	(20)	(494)	—	(494)
Other	(7)	—	(7)	(12)	—	(12)
Items potentially reclassifiable to profit or loss	583	(18)	565	(799)	(35)	(834)
Total other comprehensive income	(761)	193	(568)	(1,423)	(27)	(1,450)

5) Financial debt

The Group issued bonds through its subsidiary Total Capital International, during the first six months of 2014:

-                    Bond 1.000% 2014-2017 (500 million USD)

-                    Bond 2.125% 2014-2019 (750 million USD)

-                    Bond 3.750% 2014-2024 (1,250 million USD)

-                    Bond 4.125% 2014-2019 (150 million AUD)

-                    Bond US Libor 3 months +38 bp 2014-2019 (200 million USD)

-                    Bond 3.000% 2014-2044 (100 million EUR)

-                    Bond 2.500% 2014-2026 (850 million EUR)

-                    Bond 2.500% 2014-2026 (250 million EUR)

-                    Bond 2.100% 2014-2019 (1,000 million USD)

-                    Bond US Libor 3 months +35 bp 2014-2019 (250 million USD)

-                    Bond 2.750% 2014-2021 (1,000 million USD)

-                    Bond 3.750% 2014-2019 (100 million AUD)

The Group reimbursed bonds during the first six months of 2014:

-                    Bond 1.625% 2011-2014 (750 million USD)

-                    Bond US Libor 3 months +38 bp 2011-2014 (750 million USD)

-                    Bond 5.750% 2011-2014 (100 million AUD)

-                    Bond 3.500% 2009-2014 (1,000 million EUR)

-                    Bond 3.240% 2009-2014 (396 million HKD)

-                    Bond 3.500% 2009-2014 (150 million EUR)

-                    Bond 1.723% 2007-2014 (8,000 million JPY)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first six months of 2014.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described below.

Refining & Chemicals segment

As part of the spin-off of Arkema1 in 2006, TOTAL S.A. and certain other Group companies agreed to grant Arkema for a period of ten years a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

As of December 31, 2013, all public and civil proceedings covered by the guarantee were definitively resolved in Europe and in the United States. Despite the fact that Arkema has implemented since 2001 compliance procedures that are designed to prevent its employees from violating antitrust provisions, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off.

Marketing & Services segment

•                  Following the appeal lodged by the Group’s companies against the European Commission’s 2008 decision fining Total Marketing Services an amount of €128.2 million, in relation to practices regarding a product line of the Marketing & Services segment, which the company had already paid, and concerning which TOTAL S.A. was declared jointly liable as the parent company, the relevant European court decided during the third quarter of 2013 to reduce the fine imposed on Total Marketing Services to €125.5 million without modifying the liability of TOTAL S.A. as parent company. Appeals have been lodged against this judgment.

•                  In the Netherlands, a civil proceeding was initiated against TOTAL S.A., Total Marketing Services and other companies, by third parties alleging damages in connection with practices already sanctioned by the European Commission. At this stage, the plaintiffs have not communicated the amount of their claim.

•                  Finally, in Italy, in 2013, a civil proceeding was initiated against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This procedure follows practices that had been sanctioned by the Italian competition authority in 2006. The existence and the assessment of the alleged damages in this procedure involving multiple defendants are strongly contested.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, a deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site remediation obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

After having articulated several hypotheses, the Court-appointed experts did not maintain in their final report filed on May 11, 2006, that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate.

(1)  Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

On July 9, 2007, the investigating magistrate brought charges against Grande Paroisse and the former Plant Manager before the Toulouse Criminal Court. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the event, were summoned to appear in Court pursuant to a request by a victims association.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

By its decision of September 24, 2012, the Court of Appeal of Toulouse (Cour d’appel de Toulouse) upheld the lower court verdict pursuant to which the summonses against TOTAL S.A. and Mr. Thierry Desmarest were determined to be inadmissible. This element of the decision has been appealed by certain third parties before the French Supreme Court (Cour de cassation).

The Court of Appeal considered, however, that the explosion was the result of the chemical accident described by the court-appointed experts. Accordingly, it convicted the former Plant Manager and Grande Paroisse. This element of the decision has been appealed by the former Plant Manager and Grande Paroisse before the French Supreme Court (Cour de cassation), which has the effect of suspending their criminal sentences.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. A €11.6 million reserve remains booked in the Group’s consolidated financial statements as of June 30, 2014.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact. The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran by certain oil companies including, among others, TOTAL.

The inquiry concerned an agreement concluded by the Company with consultants concerning gas fields in Iran and aimed at verifying whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

In late May 2013, and after several years of discussions, TOTAL reached settlements with the U.S. authorities (a Deferred Prosecution Agreement with the DoJ and a Cease and Desist Order with the SEC). These settlements, which put an end to these investigations, were concluded without admission of guilt and in exchange for TOTAL respecting a number of obligations, including the payment of a fine ($245.2 million) and civil compensation ($153 million) that occurred during the second quarter of 2013. The reserve of $398.2 million that was booked in the financial statements as of June 30, 2012, has been fully released. By virtue of these settlements, TOTAL also accepted the appointment of a French independent compliance monitor to review the Group’s compliance program and to recommend possible improvements.

With respect to the same facts, TOTAL and its Chairman and Chief Executive Officer, who was President of the Middle East at the time of the facts, were placed under formal investigation in France following a judicial inquiry initiated in 2006. In late May 2013, the Prosecutor’s office recommended that the case be sent to trial. This position was reiterated by the Prosecutor’s office in June 2014.The investigating magistrate has not yet issued his decision.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences for its future planned operations.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food Program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group Employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of Corporate assets and as accessories to the corruption of foreign public agents. The Chairman and Chief Executive Officer of the Company, formerly President of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating magistrate that the case against the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating magistrate, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating magistrate that the case against TOTAL S.A., the Group’s former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating magistrate on the matter decided to send the case to trial. On July 8, 2013, TOTAL S.A., the Group’s former employees and TOTAL’s Chairman and Chief Executive Officer were cleared of all charges by the Criminal Court, which found that none of the offenses for which they had been prosecuted were established. On July 18, 2013, the Prosecutor’s office appealed the parts of the Criminal Court’s decision acquitting TOTAL S.A. and certain of the Group’s former employees. TOTAL’s Chairman and Chief Executive Officer’s acquittal issued on July 8, 2013 is irrevocable since the Prosecutor’s office did not appeal this part of the Criminal Court’s decision. The appeal hearing is expected to start in October 2015.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group employees were the subjects of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field.

The criminal investigation was closed in the first half of 2010.

In May 2012, the Judge of the preliminary hearing decided to dismiss the charges against some of the Group’s employees and to refer the case for trial for a reduced number of charges. The trial started in September 2012.

Rivunion

On July 9, 2012, the Swiss Tribunal Fédéral (Switzerland’s Supreme Court) rendered a decision against Rivunion, a wholly-owned subsidiary of Elf Aquitaine, confirming a tax reassessment in the amount of CHF 171 million (excluding interest for late payment). According to the Tribunal, Rivunion was held liable as tax collector for withholding taxes owed by the beneficiaries of taxable services. Rivunion, in liquidation since March 13, 2002, unable to recover the amounts corresponding to the withholding taxes in order to meet its fiscal obligations, has been subject to insolvency proceedings since November 1, 2012. On August 29, 2013, the Swiss federal tax administration lodged a claim as part of the insolvency proceedings of Rivunion, for an amount of CHF 284 million, including CHF 171 million of principal as well as interest for late payment.

Total Gabon

On February 14, 2014, Total Gabon received a tax re-assessment notice from the Ministère de l’Économie et de la Prospective of the Gabonese Republic accompanied by a partial tax collection notice, following the tax audit of Total Gabon in relation to the years 2008 to 2010. The amount referred to in the above tax re-assessment notice is $805 million. The partial tax collection procedure was suspended on March 5, 2014 further to the action that Total Gabon engaged before the Tax Administration.

Total Gabon disputes the grounds for the re-assessment and the associated amounts. Discussions with the competent authorities are continuing.

Kashagan

In Kazakhstan, the start-up of production of the Kashagan field, in which TOTAL holds an interest of 16.81%, occurred on September 11, 2013. Following the detection of a gas leak from the export pipeline, production was stopped on September 24. Production was resumed but then stopped again on October 9 after another leak was found. Pressure tests were performed in a fully controlled environment revealing some other potential leaks/cracks. The production of the field was stopped and a thorough investigation was launched.

Today a significant number of anomalies have been identified in the oil and gas export lines. As a consequence it has now been decided to replace both pipelines and an action plan for remedial works is currently being finalized. Best international oil and gas field practices under strict HSE requirements are integral at all times within the Venture to address, mitigate and remedy all problems prior to the restart of production.

In addition, the Atyrau Region Environmental Department (“ARED”) launched against the consortium developing the Kashagan field a procedure alleging non-compliance with environmental legislation related to gas emissions (flaring). On March 7, 2014, ARED issued a claim for environmental damages of approximately $737 million (KZT 134 billion), of which TOTAL’s share would be approximately $124 million (KZT 22.5 billion). The Kashagan project’s consortium disputes these allegations.

Russia

On July 16, 2014, the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) adopted new economic sanctions involving various Russian entities in the financial and energy sectors, including Novatek (a Russian company listed on the Moscow Interbank Currency Exchange and the London Stock Exchange) and entities in which Novatek owns an interest of 50% or more.

TOTAL is closely monitoring the situation and the sanctions imposed on Novatek. In addition, the Group is continuing to study the possible impacts of sanctions on its activities in Russia, in particular on the Yamal LNG project.

As of June 30, 2014, the Group held through its subsidiary TOTAL E&P Arctic Russia, an 18.0% interest in the share capital of Novatek.  Novatek holds a 60% interest in Yamal LNG alongside TOTAL (20%) and CNPC (20%).  Novatek also holds a 51% stake in ZOA Terneftegas, which holds the development and production license in the Termokarstovoye field, alongside TOTAL (49%).

8) Information by business segment

1st half 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	12,871	55,682	54,683	12	—	123,248
Intersegment sales	15,493	23,696	810	95	(40,094)	—
Excise taxes	—	(2,441)	(9,745)	—	—	(12,186)
Revenues from sales	28,364	76,937	45,748	107	(40,094)	111,062
Operating expenses	(13,688)	(75,536)	(44,655)	(431)	40,094	(94,216)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,490)	(786)	(380)	(18)	—	(5,674)
Operating income	10,186	615	713	(342)	—	11,172
Equity in net income (loss) of affiliates and other items	2,046	119	90	53	—	2,308
Tax on net operating income	(5,963)	(108)	(208)	(292)	—	(6,571)
Net operating income	6,269	626	595	(581)	—	6,909
Net cost of net debt						(345)
Non-controlling interests						(125)
Net income						6,439

1st half 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(10)	—	—	—	—	(10)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(10)	—	—	—	—	(10)
Operating expenses	(115)	(41)	(45)	—	—	(201)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(40)	—	—	—	(40)
Operating income (b)	(125)	(81)	(45)	—	—	(251)
Equity in net income (loss) of affiliates and other items	280	(40)	(7)	—	—	233
Tax on net operating income	(29)	—	14	—	—	(15)
Net operating income (b)	126	(121)	(38)	—	—	(33)
Net cost of net debt						—
Non-controlling interests						(6)
Net income						(39)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	—	(41)	(23)	—
- On net operating income	—	(34)	(17)	—

1st half 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	12,881	55,682	54,683	12	—	123,258
Intersegment sales	15,493	23,696	810	95	(40,094)	—
Excise taxes	—	(2,441)	(9,745)	—	—	(12,186)
Revenues from sales	28,374	76,937	45,748	107	(40,094)	111,072
Operating expenses	(13,573)	(75,495)	(44,610)	(431)	40,094	(94,015)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,490)	(746)	(380)	(18)	—	(5,634)
Adjusted operating income	10,311	696	758	(342)	—	11,423
Equity in net income (loss) of affiliates and other items	1,766	159	97	53	—	2,075
Tax on net operating income	(5,934)	(108)	(222)	(292)	—	(6,556)
Adjusted net operating income	6,143	747	633	(581)	—	6,942
Net cost of net debt						(345)
Non-controlling interests						(119)
Adjusted net income						6,478
Adjusted fully-diluted earnings per share ($)						2.84

(a) Except for earnings per share.

1st half 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	13,310	725	479	74	—	14,588
Total divestments	2,367	26	54	24	—	2,471
Cash flow from operating activities	8,616	1,460	393	146	—	10,615

1st half 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	13,439	56,709	54,583	175	—	124,906
Intersegment sales	18,195	25,901	1,201	102	(45,399)	—
Excise taxes	—	(2,187)	(9,193)	—	—	(11,380)
Revenues from sales	31,634	80,423	46,591	277	(45,399)	113,526
Operating expenses	(15,271)	(79,481)	(45,291)	(548)	45,399	(95,192)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,232)	(783)	(352)	(20)	—	(5,387)
Operating income	12,131	159	948	(291)	—	12,947
Equity in net income (loss) of affiliates and other items	(94)	157	8	29	—	100
Tax on net operating income	(6,984)	17	(282)	(28)	—	(7,277)
Net operating income	5,053	333	674	(290)	—	5,770
Net cost of net debt						(342)
Non-controlling interests						(116)
Net income						5,312

1st half 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(39)	—	—	—	—	(39)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(39)	—	—	—	—	(39)
Operating expenses	—	(794)	(135)	—	—	(929)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(5)	—	—	—	(5)
Operating income (b)	(39)	(799)	(135)	—	—	(973)
Equity in net income (loss) of affiliates and other items	(1,544)	(61)	(13)	—	—	(1,618)
Tax on net operating income	338	238	44	—	—	620
Net operating income (b)	(1,245)	(622)	(104)	—	—	(1,971)
Net cost of net debt						—
Non-controlling interests						4
Net income						(1,967)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	—	(743)	(135)	—
- On net operating income	—	(506)	(91)	—

1st half 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	13,478	56,709	54,583	175	—	124,945
Intersegment sales	18,195	25,901	1,201	102	(45,399)	—
Excise taxes	—	(2,187)	(9,193)	—	—	(11,380)
Revenues from sales	31,673	80,423	46,591	277	(45,399)	113,565
Operating expenses	(15,271)	(78,687)	(45,156)	(548)	45,399	(94,263)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,232)	(778)	(352)	(20)	—	(5,382)
Adjusted operating income	12,170	958	1,083	(291)	—	13,920
Equity in net income (loss) of affiliates and other items	1,450	218	21	29	—	1,718
Tax on net operating income	(7,322)	(221)	(326)	(28)	—	(7,897)
Adjusted net operating income	6,298	955	778	(290)	—	7,741
Net cost of net debt						(342)
Non-controlling interests						(120)
Adjusted net income						7,279
Adjusted fully-diluted earnings per share ($)						3.20

(a) Except for earnings per share.

1st half 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	13,544	1,202	564	53	—	15,363
Total divestments	2,174	308	66	15	—	2,563
Cash flow from operating activities	8,245	1,331	422	(247)	—	9,751

2nd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,205	28,143	28,213	—	—	62,561
Intersegment sales	8,057	11,740	402	46	(20,245)	—
Excise taxes	—	(1,281)	(5,073)	—	—	(6,354)
Revenues from sales	14,262	38,602	23,542	46	(20,245)	56,207
Operating expenses	(7,174)	(37,744)	(22,966)	(262)	20,245	(47,901)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,314)	(408)	(198)	(9)	—	(2,929)
Operating income	4,774	450	378	(225)	—	5,377
Equity in net income (loss) of affiliates and other items	719	65	98	7	—	889
Tax on net operating income	(2,471)	(114)	(128)	(218)	—	(2,931)
Net operating income	3,022	401	348	(436)	—	3,335
Net cost of net debt						(206)
Non-controlling interests						(25)
Net income						3,104

2nd quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(36)	—	—	—	—	(36)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(36)	—	—	—	—	(36)
Operating expenses	—	122	(27)	—	—	95
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(40)	—	—	—	(40)
Operating income (b)	(36)	82	(27)	—	—	19
Equity in net income (loss) of affiliates and other items	—	(32)	(7)	—	—	(39)
Tax on net operating income	7	(50)	10	—	—	(33)
Net operating income (b)	(29)	—	(24)	—	—	(53)
Net cost of net debt						—
Non-controlling interests						6
Net income						(47)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	—	122	(5)	—
- On net operating income	—	77	(3)	—

2nd quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,241	28,143	28,213	—	—	62,597
Intersegment sales	8,057	11,740	402	46	(20,245)	—
Excise taxes	—	(1,281)	(5,073)	—	—	(6,354)
Revenues from sales	14,298	38,602	23,542	46	(20,245)	56,243
Operating expenses	(7,174)	(37,866)	(22,939)	(262)	20,245	(47,996)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,314)	(368)	(198)	(9)	—	(2,889)
Adjusted operating income	4,810	368	405	(225)	—	5,358
Equity in net income (loss) of affiliates and other items	719	97	105	7	—	928
Tax on net operating income	(2,478)	(64)	(138)	(218)	—	(2,898)
Adjusted net operating income	3,051	401	372	(436)	—	3,388
Net cost of net debt						(206)
Non-controlling interests						(31)
Adjusted net income						3,151
Adjusted fully-diluted earnings per share ($)						1.38

(a) Except for earnings per share.

2nd quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	7,999	475	203	46	—	8,723
Total divestments	568	15	28	20	—	631
Cash flow from operating activities	4,805	(133)	304	301	—	5,277

2nd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,240	28,160	26,851	94	—	61,345
Intersegment sales	8,508	12,809	1,058	35	(22,410)	—
Excise taxes	—	(1,091)	(4,748)	—	—	(5,839)
Revenues from sales	14,748	39,878	23,161	129	(22,410)	55,506
Operating expenses	(7,195)	(39,672)	(22,541)	(275)	22,410	(47,273)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,974)	(390)	(160)	(10)	—	(2,534)
Operating income	5,579	(184)	460	(156)	—	5,699
Equity in net income (loss) of affiliates and other items	1,022	62	51	28	—	1,163
Tax on net operating income	(3,160)	88	(138)	(57)	—	(3,267)
Net operating income	3,441	(34)	373	(185)	—	3,595
Net cost of net debt						(182)
Non-controlling interests						(49)
Net income						3,364

2nd quarter 2013 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(42)	—	—	—	—	(42)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(42)	—	—	—	—	(42)
Operating expenses	—	(704)	(107)	—	—	(811)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(42)	(704)	(107)	—	—	(853)
Equity in net income (loss) of affiliates and other items	331	(48)	—	—	—	283
Tax on net operating income	111	200	34	—	—	345
Net operating income (b)	400	(552)	(73)	—	—	(225)
Net cost of net debt						—
Non-controlling interests						8
Net income						(217)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	—	(655)	(107)	—
- On net operating income	—	(460)	(73)	—

2nd quarter 2013 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,282	28,160	26,851	94	—	61,387
Intersegment sales	8,508	12,809	1,058	35	(22,410)	—
Excise taxes	—	(1,091)	(4,748)	—	—	(5,839)
Revenues from sales	14,790	39,878	23,161	129	(22,410)	55,548
Operating expenses	(7,195)	(38,968)	(22,434)	(275)	22,410	(46,462)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,974)	(390)	(160)	(10)	—	(2,534)
Adjusted operating income	5,621	520	567	(156)	—	6,552
Equity in net income (loss) of affiliates and other items	691	110	51	28	—	880
Tax on net operating income	(3,271)	(112)	(172)	(57)	—	(3,612)
Adjusted net operating income	3,041	518	446	(185)	—	3,820
Net cost of net debt						(182)
Non-controlling interests						(57)
Adjusted net income						3,581
Adjusted fully-diluted earnings per share ($)						1.57

(a) Except for earnings per share.

2nd quarter 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,603	499	318	39	—	7,459
Total divestments	1,456	272	16	6	—	1,750
Cash flow from operating activities	2,764	1,713	542	(181)	—	4,838

9) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
1st half 2014			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	123,258	(10)	123,248
Excise taxes	(12,186)	—	(12,186)
Revenues from sales	111,072	(10)	111,062

Purchases net of inventory variation	(78,639)	(64)	(78,703)
Other operating expenses	(14,456)	(137)	(14,593)
Exploration costs	(920)	—	(920)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,634)	(40)	(5,674)
Other income	548	648	1,196
Other expense	(263)	(49)	(312)

Financial interest on debt	(467)	—	(467)
Financial income from marketable securities & cash equivalents	50	—	50
Cost of net debt	(417)	—	(417)

Other financial income	426	—	426
Other financial expense	(349)	—	(349)

Equity in net income (loss) of affiliates	1,713	(366)	1,347

Income taxes	(6,484)	(15)	(6,499)
Consolidated net income	6,597	(33)	6,564
Group share	6,478	(39)	6,439
Non-controlling interests	119	6	125

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1sthalf 2013			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	124,945	(39)	124,906
Excise taxes	(11,380)	—	(11,380)
Revenues from sales	113,565	(39)	113,526

Purchases net of inventory variation	(79,072)	(878)	(79,950)
Other operating expenses	(14,431)	(51)	(14,482)
Exploration costs	(760)	—	(760)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,382)	(5)	(5,387)
Other income	173	331	504
Other expense	(216)	(1,925)	(2,141)

Financial interest on debt	(461)	—	(461)
Financial income from marketable securities & cash equivalents	46	—	46
Cost of net debt	(415)	—	(415)

Other financial income	342	—	342
Other financial expense	(348)	—	(348)

Equity in net income (loss) of affiliates	1,767	(24)	1,743

Income taxes	(7,824)	620	(7,204)
Consolidated net income	7,399	(1,971)	5,428
Group share	7,279	(1,967)	5,312
Non-controlling interests	120	(4)	116

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2014			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	62,597	(36)	62,561
Excise taxes	(6,354)	—	(6,354)
Revenues from sales	56,243	(36)	56,207

Purchases net of inventory variation	(40,488)	117	(40,371)
Other operating expenses	(7,207)	(22)	(7,229)
Exploration costs	(301)	—	(301)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,889)	(40)	(2,929)
Other income	96	—	96
Other expense	(133)	(30)	(163)

Financial interest on debt	(266)	—	(266)
Financial income from marketable securities & cash equivalents	31	—	31
Cost of net debt	(235)	—	(235)

Other financial income	265	—	265
Other financial expense	(183)	—	(183)

Equity in net income (loss) of affiliates	883	(9)	874

Income taxes	(2,869)	(33)	(2,902)
Consolidated net income	3,182	(53)	3,129
Group share	3,151	(47)	3,104
Non-controlling interests	31	(6)	25

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2013			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	61,387	(42)	61,345
Excise taxes	(5,839)	—	(5,839)
Revenues from sales	55,548	(42)	55,506

Purchases net of inventory variation	(38,869)	(762)	(39,631)
Other operating expenses	(7,239)	(49)	(7,288)
Exploration costs	(354)	—	(354)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,534)	—	(2,534)
Other income	131	331	462
Other expense	(89)	(31)	(120)

Financial interest on debt	(238)	—	(238)
Financial income from marketable securities & cash equivalents	18	—	18
Cost of net debt	(220)	—	(220)

Other financial income	206	—	206
Other financial expense	(179)	—	(179)

Equity in net income (loss) of affiliates	811	(17)	794

Income taxes	(3,574)	345	(3,229)
Consolidated net income	3,638	(225)	3,413
Group share	3,581	(217)	3,364
Non-controlling interests	57	(8)	49

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10) CHANGES IN PROGRESS IN THE GROUP STRUCTURE

➢                                     Upstream

•                  TOTAL announced in November 2012 an agreement for the sale in Nigeria of its 20% interest in block OML 138 to a subsidiary of China Petrochemical Corporation (Sinopec). On July 17, 2014, Sinopec informed the Group of its decision to not complete the transaction. The Group is actively pursuing its divestment process. At June 30, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $2,359 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $912 million. The assets concerned mainly include tangible assets for an amount of $2,102 million.

•                  TOTAL announced in May 2014 the finalization of an agreement for the sale of its 10% interest in the Shah Deniz field and the South Caucasus Pipeline to TPAO, the Turkish state-owned exploration and production company. This transaction remains subject to the approval by the relevant authorities. At June 30, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $1,097 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $374 million. The assets concerned mainly include tangible assets for an amount of $891 million.

•                  TOTAL has signed in July 2014 an agreement with Exxaro Resources Ltd for the sale of its 100% stake in Total Coal South Africa, its coal-producing affiliate in South Africa. Completion of the sale is subject to approval by the relevant authorities. At June 30, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $481 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $81 million. The assets concerned mainly include tangible assets for an amount of $390 million.

➢                                     Marketing & Services

•                  TOTAL announced in July 2014 that it had entered into exclusive negotiations with UGI Corporation, the parent company of Antargaz, having received a firm offer from the U.S. company to acquire 100% of the outstanding shares of Totalgaz, the Group’s liquefied petroleum gas distributor in France. At June 30, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $380 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $294 million. The assets and liabilities concerned mainly include tangible assets for an amount of $161 million, trade receivables for an amount of $129 million, deposits and guarantees received for an amount of $137 million and accounts payable for an amount of $83 million.